Nobilis Health Corp.

11700 Katy Freeway, Suite 300

Houston, Texas

77079

October 23, 2015

Via: EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:     Preston Brewer

Re:	Request for Acceleration – Nobilis Health Corp.
Registration Statement on Form S-1 Amendment No. 1
(SEC File No. 333-206642)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nobilis Health Corp., respectfully requests that the Commission accelerate the effectiveness of the above-referenced Form S-1 Registration Statement Amendment No. 1 (File No. 333-206642), and permit said Registration Statement to become effective at 2:00 p.m. (Eastern Time) on October 27, 2015, or as soon thereafter as practicable.

Nobilis Health Corp., hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Nobilis Health Corp. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (617) 312-5477 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Very truly yours,

Nobilis Health Corp.

By:	/s/ Matthew K. Maruca
Name: Matthew K. Maruca
Title: General Counsel and Corporate Secretary

cc: Richard Raymer, Dorsey & Whitney LLP